

February 18, 2011

Pedro Heilbron, Chief Executive Officer
Copa Holdings, S.A.
Avenida Principal y Avenida de la Rotonda, Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre, Panama City, Panama

    Re: **Copa Holdings, S.A.**
        Form 20-F: For the Fiscal Year Ended December 31, 2009
        File No. 001-32696
        Filed March 17, 2010

Dear Mr. Heilbron:

    We have completed our review of your filing and do not have any further comments at this time.

            Sincerely,

            Lyn Shenk
            Branch Chief